UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Aptera Motors Corp.

(Exact name of issuer as specified in its charter)

Delaware	83-4079594
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Aptera Motors Corp., 5818 El Camino Real Carlsbad, CA 92008

(Full mailing address of principal executive offices)

(858) 371-3151

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K of Aptera Motors Corp., a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our Offering Circular filed pursuant to Regulation A.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those discussed in the forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

As used in this Annual Report, the terms “we,” “us,” “our,” “Aptera”, and the “Company” mean Aptera Motors Corp., unless otherwise indicated or unless the context indicates otherwise. Aptera is not legally related to Aptera Motors Inc.

ITEM 1.	BUSINESS.

Aptera Motors Corp. (the “Company,” “we,” “our,” “us” and other similar terms) was formed on March 4, 2019 under the laws of the state of Delaware, and is headquartered in Carlsbad, California. Our principal business is the development, production, and distribution of energy efficient solar-powered, battery-electric vehicles. Our mission is to create the most efficient transportation on the planet, where every journey is powered by the sun. We have designed the Aptera vehicle to provide up to an estimated 40 miles per day and 11,000 miles per year of solar powered driving by collecting energy from the sun and storing it in our proprietary battery pack. Each vehicle is designed to have over three square meters of embedded solar panels. In addition, we have designed the Aptera vehicle to charge from either a standard home electrical outlet or by using the North American Charging Standard “NACS” connector. We have designed a Launch Edition Aptera with a projected range of up to 400 miles and have future models planned with larger battery packs that should provide up to 1000 miles of driving on a single charge. Kelley Blue Book reports that the average U.S. driver travels 37 miles daily, with Aptera’s solar charging capability, we expect that many Aptera owners may never need to plug in to charge their vehicle for daily driving.

Since its inception in 2019, the Company has reached numerous key milestones:

●	Substantially complete production-intent vehicle design;
●	Established a network of suppliers for capital equipment and bill of materials;
●	Built five drivable prototypes;
●	Conducted validation and durability testing on production parts to confirm the reliability of our design;
●	Implemented Enterprise Resource Planning and Manufacturing Execution Systems to prepare for rapid scaling of the business;
●	Created a robust intellectual property portfolio;
●	Amassed over 45,000 vehicle reservations; and
●	Raised over $120 million in funding.

Our Advantages

Vehicle manufacturers that have long histories, highly developed platforms and long-standing processes tend to build upon their existing infrastructure. As a relatively new company without these constraints, we have been able to take a new approach to developing a solar powered vehicle that is based on first-principles engineering, by focusing on weight, aerodynamics, and overall efficiency. The result is a vehicle that achieves meaningful solar powered range, in excess of the average U.S. commute, and that is highly differentiated in functionality, purpose and style. We believe that our vehicle appeals to consumers that are focused on new technologies that aim to maximize positive environmental impacts and provide for unmatched convenience and total costs of ownership.

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At Aptera, our vision is to create a new way to move through the world as we aim to modernize vehicle design and manufacturing. We believe the most common method for manufacturing vehicles, the steel stamping of thousands of parts, makes the manufacturing process expensive and inefficient. We believe we have developed superior methods of manufacturing and assembling our vehicles using a small number of strong but lightweight composite structures and “off-the-shelf” parts from established suppliers.  We expect to be able to scale production and launch new models in the future. In addition, we use artificial intelligence to design parts for the greatest strength with the least amount of material and weight. For example, our composite body construction produces lightweight and strong composite structures.

We expect that these processes will lead to lower manufacturing costs, resulting from:

●	Cost efficient and simple tooling;
●	Fewer robots and people involved in the manufacturing process;
●	No welding; and
●	Eliminating approximately 95% of the painting process of a typical 2-5 passenger vehicle.

We also expect to be able to rapidly and inexpensively scale our assembly process through our:

●	reduced vehicle weight and part count, this allows for humans to easily position parts, thereby improving the ease and costs to assemble our vehicle; and
●	use of modularized building processes, automated guided vehicles, and parts that are easily positioned, which we estimate will require substantially less labor and space than traditional steel vehicle manufacturing.

Furthermore, solar power will be an integral part of our platform. Our unique  solar panels are designed with the aim of maximizing the energy each vehicle will capture from the sun. Our design gives fully equipped vehicles approximately 700 watts of solar cells that capture energy whether the vehicle is being driven or parked. With minimal energy loss, our automotive-grade solar technology represents a way for electric vehicles (“EVs”) to minimize their reliance on the grid for charging.

Our curved, automotive-grade solar panel applications are unique and hold the potential for application beyond passenger cars, where highly durable, light-weight solar charging is beneficial.

Product

We have designed our Launch Edition Aptera to have the following technical specifications:

●	400-mile range
●	0-60 mph in 4 seconds
●	Approximately 700 watts of solar cells
●	Level 3 charging
●	Seats for two passengers
●	32.5 cubic feet of rear storage

Distribution Plan

Our strategy leverages lessons from other EV makers:

●	Direct-to-consumer sales;
●	Online promotion, test-drive scheduling and events in key markets;
●	Regional pre-delivery warehousing in leased facility that require minimal capital expenditures;
●	Southern California rollout initially with major metropolitan areas to follow; and
●	Mobile service house calls.

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Our Market

We believe the EV market is poised for remarkable growth, driven by innovation and sustainability. According to an electric vehicle market data report in Statista, the U.S. EV market is projected to achieve a revenue of $82.8 billion by 2024. With a compound annual growth rate of 18.2% from 2024 to 2028, this trajectory is expected to propel the market to $161.8 billion in revenue by 2028.

Kelley Blue Book data showed that in 2023, nearly 1.2 million U.S. vehicle buyers transitioned to electric, marking a record year for EV sales. The fourth quarter of 2023 witnessed a historic 52% increase in sales of EV’s compared to the same period in 2022. By the end of 2023, global EV sales topped 14 million units, a 35% year-on-year increase.

BloombergNEF forecasts predict the EV market to grow to $8.8 trillion by 2030 and $56.7 trillion by 2050 — illustrating the scale of opportunities on the horizon. We believe that this increase is attributable to the market’s growth and demand, environmental impact of gas-powered vehicles, and the upsurge in gas prices.

We believe the most successful entities in the U.S. EV market are those that have developed vehicles from the ground up, as opposed to modifying existing vehicle models. We differentiate our product by advancing this methodology, conducting a thorough reexamination of vehicle design to optimize solar energy utilization. This strategic initiative positions our vehicles to address a wider spectrum of the EV market, as they are not contingent on costly charging infrastructure.

Suppliers

We have developed relationships with suppliers that we believe are key relationships:

●	Chery New Energy Automobile Co. Ltd. (“Chery”)

●	A technical services agreement to assist us with feasibility studies and technical services related to certain vehicle components.

●	An agreement to license certain technology to be used in our vehicles.

●	Elaphe Propulsion Technologies Ltd.

●	An agreement under which we are licensing certain proprietary technology and information relating to the design and production of electric in-wheel motors and related products and technology. The agreement only goes into effect when we purchase 20,000 motors.

In addition, we have entered into non-binding agreements with Yazaki, an engineering service supplier and line prototype and production part supplier, C.P.C. Group, a specialized composite manufacturer, and CTNS, a battery production line supplier. Until these agreements become binding, the terms may be amended at any time by either party.

Environmental Impact

When produced at scale, we believe our vehicle will have significant positive environmental impacts. With the efficiency that we have designed into our vehicle, if one out of every 20 internal combustion engine (“ICE”) vehicles on the road today were replaced with an Aptera vehicle, Americans would save 18 million gallons of gasoline every day or six billion gallons per year (assuming 20mpg ICE vehicle).

Competition

We compete primarily with vehicle manufacturers in the automotive and motorcycle segments. However, vehicle manufacturers of all types are increasingly devoting more resources to developing hybrid and EVs and some manufacturers are also beginning to include solar components, which could compete directly with us.

Legal and Regulatory Environment

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. We are not aware of any pending or threatened legal actions that we believe would have a material impact on our business.

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Employees/Consultants

We have 31 full-time employees. We currently have an employee stock option plan but no pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future. Our employees are not represented by a labor union and we consider our relationship with them to be satisfactory.

We engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Intellectual Property

We have been granted four patents, two design patents and two utility patents. We have 29 patents pending, and our patenting process is ongoing. Pending patent applications include nine design and 20 non-provisional patent applications. These patents cover our electrical CAN/LIN Bus system, aerodynamic shape, solar integration, suspension, battery, HVAC, body, thermal management and manufacturing techniques. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method, process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult, and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Registered Patents

JURISDICTION	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Three-Wheeled Vehicle	Patented	29702899	8/22/2019	D0912586S	3/9/2021
US	Solar Panel Layout on A Vehicle	Patented	29707452	9/27/2019	D0939430S	12/28/2021
US	Plant Providing Continuous Process for Making Laminated Solar Panels	Patented	18168274	2/13/2023	11876145	1/16/2024
US	Aerodynamic Heat Exchanger for A Vehicle	Patented	17930473	9/8/2022	11752830	9/12/2023

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Pending Patents

JURISDICTION	TITLE	STATUS	APP. NO.	APP. DATE
US	Battery Module Interconnect	Pending	29837641	5/6/2022
US	Battery Module End Connector	Pending	29837669	5/6/2022
US	Battery Cell Interconnect	Pending	29837671	5/6/2022
PCT	High Power Density Battery Pack with Solar Charging Capability	Pending	PCT/US2023/078571	11/2/2023
US	High Power Density Battery Pack with Solar Charging Capability	Pending	18501001	11/2/2023
US	Vehicle Pedal (Brake)	Pending	29867034	10/6/2022
US	Vehicle Pedal (Accelerator)	Pending	29867037	10/6/2022
US	Aerodynamic Heat Exchanger for A Vehicle	Pending	18448567	8/11/2023
US	Rear Suspension for Vehicle Having Improved Swing Arm	Pending	17901374	9/22/2022
PCT	Supplemental Aerodynamic Heat Exchanger for A Vehicle	Pending	PCT/US2023/074009	9/12/2023
US	Supplemental Aerodynamic Heat Exchanger for A Vehicle	Pending	17931239	9/12/2022
US	HVAC System Architecture for Aerodynamic Electric Vehicle	Pending	18051859	11/1/2022
US	Multi-Directional Vent for Vehicle HVAC System	Pending	18453958	8/22/2023
US	Low Latency Systems and Methods for Vehicle Communications Network Architecture Using Point of Use Controller	Pending	17733454	4/29/2022
US	Strain-Relieving Solar Cell Interconnect	Pending	29834349	4/11/2022
US	Strain-Relieving Solar Cell Interconnect (2 Cells)	Pending	29835150	4/15/2022
US	Strain-Relieving Solar Cell Interconnect (Z-Style)	Pending	29835153	4/15/2022
US	Strain-Relieving Solar Cell Termination Interconnect	Pending	29838243	5/11/2022
PCT	Process For Making Curved Laminated Solar Panel Having Decorative Appearance Using Distortion Printing and Panel Production	Pending	PCT/US2023/066463	5/1/2023
PCT	Process For Making Curved Laminated Solar Panel Having Decorative Appearance Using Distortion Printing and Panel-Thereby	Pending	PCT/US2023/063600	3/2/2023
US	Damper System and Junction Box for Laminated Solar Panel and Method Of Manufacture	Pending	18361904	7/30/2023
US	Pick Flat Place Curved Assembly System	Pending	18499696	11/1/2023
PCT	Plant Providing Continuous Process for Making Laminated Solar Panels	Pending	PCT/US2023/062513	2/13/2023
PCT	Laminator Apparatus and Method of Making Curved Laminated Solar Panel	Pending	PCT/US2023/064679	3/18/2023
PCT	Curved Laminated Solar Panel and Method of Manufacturing Thereof	Pending	PCT/US2023/062675	2/15/2023
US	Curved Laminated Solar Panel and Method of Manufacturing Thereof	Pending	18169576	2/15/2023
US	Adhesively Bonded, Decorative Solar Panel and Method of Manufacture Thereof	Pending	17829124	5/31/2022
US	Thermoformed Decorative Solar Panel and Method of Manufacture Thereof	Pending	18/342,228	6/27/2023
US	Light Emitting Curved Laminated Solar Panel and Method of Manufacturing Thereof	Pending	18357128	7/23/2023

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PROPERTY

We lease a 77,000 square foot facility in Carlsbad, California. The property is intended for production of solar panels, battery packs and final vehicle assembly. We believe this space is adequate for our needs for the immediate future and that, should it be necessary, we can lease additional space on satisfactory terms to accommodate any future growth.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General

We were formed as a Delaware corporation on March 4, 2019, for the purpose of engaging in the production of energy-efficient, solar powered vehicles. We first began accepting reservations for our vehicle in December 2020 and as of December 31, 2023 we had more than 45,000 reservation holders. We have not delivered any products, and to date we have not recognized any revenue from the sale of vehicles.

Operating Expenses

General, Selling and Administrative

General, selling and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, and information technology services. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions and travel expenses. These expenses account for a significant portion of our operating expenses. We anticipate that our general and administrative expenses will increase in the future to support our continued growth and the costs associated with increased reporting requirements.

Research and Development

We spend significant resources on engineering, tooling and design capabilities, which are classified as research and development expenses. Research and development expenses consist primarily of personnel costs, specialized out-sourced engineering services, facilities and software licenses.

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Results of Operations

Comparison of the results of operations for the years ended December 31, 2023, and 2022

General, Selling and Administrative Expenses

	For the years ended December 31,
	2023	2022	Change ($)	Change (%)
Share-based compensation	22,118	7,910	14,208	180%
Other operating expenses	10,737	12,853	(2,116)	(16)%
Depreciation	153	82	71	87%
Selling, General and Administrative	33,008	20,845	12,163	58%

General, Selling and Administrative expenses increased $12.2 million or 58%, primarily due to significantly increased stock-based compensation and incentives. We were highly focused on limiting cash operating expenses in the current period so that we could direct more capital to design, engineering, manufacturing and production. As a result, the following decreases occurred during the fiscal year:

●	A decrease in salary, wages and benefits of $1.1 million due to decreased headcount

●	A decrease of $1.4 million in facilities expense for beginning to vacate the Vista building lease (Note 6)

●	A decrease of $0.5 million in other office expenses due to decreased headcount.

These decreases were offset by an increase in stock-based compensation of $14.2 million, due to accelerated vesting of employee and contractor stock options in lieu of paying cash bonuses and fees to retain top talent. In addition, sales and marketing expenses increased $0.6 million related to marketing our vehicle for preorder reservations, investor relations and raising capital.

Excluding non-cash share-based compensation expense and depreciation, general, selling and administrative expenses decreased $2.1 million.

Research and Development Expenses

	For the years ended December 31,
	2023	2022	Change ($)	Change (%)
Share-based compensation	8,320	3,933	4,387	112%
Other operating expenses	14,834	36,528	(21,694)	(59)%
Depreciation	296	170	126	74%
Research and Development	23,450	40,631	(17,181)	(42)%

Research and Development expenses decreased $17.2 million or 42% during the fiscal year ended December 31, 2023, primarily due to tight cost control and maturity of our product design, which is now requiring less engineering and consulting resources. As a result, the following decreases occurred during the fiscal year:

●	A decrease in salary, wages and benefits of $4.4 million due to decreased headcount.
●	A decrease in outside services of $8.6 million due to a significant reduction in engineering consulting services
●	A decrease in equipment materials of $1.8 million due to controlled spending during current period.
●	A decrease of $6.7 million for other research and development expenses related primarily to reduced licensing agreements compared to the prior year.

These decreases were offset by an increase in stock-based compensation of $4.4 million, due to the acceleration of employee, management and executive stock option agreements, in lieu of paying bonuses to retain top talent.

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Other Income

Other income was $2.1 million for the year ended December 31, 2023, which consisted of $1.2 million of grant funding from the California Energy Commission, $0.5 million for investment income for cash held in money market funds and a $0.4 million non-cash gain on the settlement of our Vista Building lease liability. For the corresponding period in 2022, we had other income of $0.1 million related to cashback from banks and credit cards.

Change in Fair Value of SAFE Liability

On August 25, 2022, we converted all outstanding SAFE agreements into preferred stock. Prior to the conversion there was an adjustment of the fair value of the SAFE liability to account for the increase in the fair value of our common stock, which was used in estimating the fair value of the SAFE liabilities. This adjustment resulted in $20.4 million of non-cash expense in the year ended December 31, 2022. Like many early-stage companies, we used SAFEs as an investment vehicle for early investors.

Loss from Discontinued Operations

On April 27, 2023, we signed a settlement agreement where we agreed to assign our rights, title and interest in the capital stock of Andromeda Interfaces, Inc. (“AI”), a former acquisition, back to Andromeda in exchange for 251,087 shares of Class A common stock, which represented all of the consideration given by us in the former merger with AI, essentially unwinding the original transaction. Accordingly, we have reported the assets, liabilities and the operating results of AI in discontinued operations for all periods presented.

Net Loss

As a result of the foregoing, our net loss for the year ended December 31, 2023, was $54.6 million compared to $82.3 million for the year ended December 31, 2022.

Liquidity and Capital Resources

As of December 31, 2023, we had $37.6 million in total assets, including $17.0 million in cash and cash equivalents.

As of December 31, 2023, we had $12.9 million in total liabilities including $4.8 million in accounts payable, $0.8 million in accrued liabilities and $3.9 million in unearned reservation fees.

We have incurred net losses since our inception. Our history of recurring operating losses, and negative cash flows from operating activities give rise to substantial doubt about our ability to continue as a going concern. We have historically been able to raise proceeds from offering common stock to meet our liquidity and capital expenditure needs. We expect that our current cash and cash equivalent balances and continued offerings of our equity and/or debt securities will be adequate to meet our liquidity and capital expenditure requirements for the next 12 months, provided that we are able to raise funds through common stock offerings at historical levels. To the extent these resources are insufficient to satisfy our cash requirements, we may need to seek other forms of equity or debt financing. If such financing is not available, or if the terms of the financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or significantly scale back our operations, which could have an adverse impact on our business and financial prospects.

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Equity Issuances

During the year ended December 31, 2023, we issued 3,230,147 shares of Class B common stock for total proceeds of $33.9 million and 208,028 shares in exchange for services totaling $2.9 million, at a weighted average price of $10.50 per share.

Equity Exchanged for Sale of AI

During the year ended December 31, 2023, we received back the 251,087 shares of our Class A common stock at a weighted average price of $9.20 per share in exchange for the sale of AI back to its founders.

Equity Repurchases

During the year ended December 31, 2023, we repurchased 2,727 shares of Class A Common Stock at a weighted average price of $10.50 per share for a total cost of $29 thousand.

California Energy Commission Grant

In February of 2023, we were approved for a $21.9 million grant from the California Energy Commission (the “CEC”) to add critical capacity to accelerate scaled manufacturing. The grant has limits on the use of funds and is subject to compliance requirements. The CEC grant is part of the state’s ongoing effort to promote clean energy and reduce greenhouse gas emissions. The funding will be provided through the CEC’s Clean Transportation Program, which aims to accelerate the development and deployment of advanced vehicle technologies. The grant is contingent on us achieving certain milestones, including having matching funds, as well as providing updates. Through December 31, 2023, we have submitted requests totaling $1.2 million of reimbursements under this grant, all of which have been received. Although we are working diligently to meet the requirements of the grant, there is no guarantee we will be able to do so.

Commitment and Contingencies

Leases

For the year ending December 31, 2024, the lease payments will be $1.2 million. Further information on the leases can be found in Note 6 of the Financial Statements.

Purchase Orders

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of December 31, 2023, we had approximately $12.0 million in open purchase orders.

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery. This enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how, and data. In consideration, we agreed to pay license fee in two parts: i) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of the TLA and Parts Supply Agreement after delivery of first batch; and ii) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Further, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million, in four installments corresponding with the milestones set out in the TLA. We have the right of first refusal to repurchase shares on the same terms.

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Through December 31, 2023, we paid $1.0 million of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. During the year ended December 31, 2023, we amended the TLA to be limited to a fixed fee of $1 million in cash (the amount previously paid) and shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to sell or transfer them to another shareholder.

Trend Information

In 2023, we engaged with many new partners to supply validated production parts. In addition to our engagement with these partners, we will also engage with validation and durability testing partners to assure the reliability of our production intent design. Our marketing team will be actively engaging with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers. As a result of the above, the company will experience increased spending on production equipment and tooling.

We operate in an industry that is sensitive to political and regulatory uncertainty, including with respect to trade and the environment, all of which can be compounded by inflationary pressures, rising energy prices and increases in interest rates. For example, in the earlier part of 2022, the automotive industry in general experienced part shortages and supplier disruptions. As the year progressed, inflationary pressures increased across the markets in which we operate. In an effort to curb this trend, central banks in developed countries raised interest rates rapidly and substantially, impacting the capital markets and the ability of EV companies to raise necessary funding. Further, sales of vehicles in the automotive industry also tend to be cyclical in many markets, which may expose us to increased volatility as we expand and adjust our operations. Moreover, as additional competitors enter the marketplace and help bring the world closer to sustainable transportation, we will have to adjust and continue to execute well to maintain our momentum. These macroeconomic and industry trends will likely have an impact on the pricing of, and order rate for our vehicles, and we will continue to adjust accordingly to such developments.

ITEM 3.	DIRECTORS AND OFFICERS

The Company’s officers and directors are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Chris Anthony	Co-Chief Executive Officer and Interim Chief Financial Officer	47	March 2019 – Present	Full-time
Steve Fambro	Co-Chief Executive Officer and Secretary	55	March 2019 – Present	Full-time
Sarah Hardwick	Chief Marketing Officer	46	July 2021 – April 2024	15 hours
Directors:
Chris Anthony	Director	48	March 2019 – Present	N/A
Steve Fambro	Director	56	March 2019 – Present	N/A
Doug Lui	Director	50	May 2022 – Present	N/A
Brian Snow	Director	49	January 2022 – August 2023	N/A

Chris Anthony, Co-Chief Executive Officer, Interim Chief Financial Officer, and Director:

Chris Anthony is our Co-CEO and Interim Chief Financial Officer. Chris was also a founder and former CEO of Flux Power, an advanced lithium-battery technology company from October 2009 – December 2019. He was also the founder and CEO of Epic boats, a technology leader in the pleasure boat market, between July 2002 and December 2018. Chris has raised more than $200m in private equity, Direct Public Offering, and grant funding for technology ventures. Chris holds a BS in Finance from the Cameron School of Business at UNC.

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Steve Fambro, Co-Chief Executive Officer and Director:

Steve Fambro is  our Co-CEO and Secretary. Steve was a venture partner and COO of Ocean Holding, an investment and development company dedicated to advancing the use of clean, renewable energy from July 2015 to August 2017. He was also the founder of Famgro, which built an efficient pesticide and herbicide-free indoor food-production system from January 2010 to March of 2015. Steve holds a BSEE from University of Utah with an emphasis in electromagnetics and antenna design.

Doug Lui, Director:

Doug joined the Board of Aptera in June 2022. He is currently Venture Partner of Vine Ventures Corp., and is actively involved in several portfolio companies as strategic advisor and resident executive roles, in addition to overseeing due diligence on prospective companies. Mr. Lui has held this position since October 2020.

From 2016 to 2020, Mr. Lui was Chief Audit Executive of Sand China Ltd., the world’s largest gaming company, and a developer, owner and operator of multi-use integrated resorts, which is listed on the Hong Kong Stock Exchange and is a key subsidiary of Las Vegas Sands, which is listed on the New York Stock Exchange. From 2010 to 2015, he was the Group General Manager of Audit and Risk Management of Hongkong and Shanghai Hotels, operator of the famed Peninsula Hotel group, listed on the Hong Kong Stock Exchange.

From 2001 to 2010, he held multiple executive global and regional roles in the Universal Studios and Music Groups based in Los Angeles and New York, SAP AG North Asia division based in Hong Kong, and other international conglomerates.

He is an Ernst & Young alumni, an active member of the Chartered Professional Accountants of Canada, and a Board Governor for Institute of Internal Audit (to 2020).

Sarah Hardwick, Chief Marketing Officer:

Sarah Hardwick is our Chief Marketing Officer and one of the original Aptera team members. Founder of award-winning agency Zenzi where she had worked from 2002 to 2021, she has a history of success collaborating with high-profile brands including Nestle, Chiquita, Crystal Geyser, AOL, DirecTV, and more. Sarah holds a BA in Communications from the University of Denver. She is a savvy digital marketer, passionate community builder, driver of revenue and growth.

There are no family relationships among any of our directors, executive officer, persons nominated or chosen by the Company to become a director or executive officer or any significant employee. During the past five years, there have been no proceedings required to be disclosed pursuant to Item 10(d) of Form 1-A, to which any director, executive officer or person nominated to become a director or executive officer of the Company were a party that were material to an evaluation of the ability or integrity of any such person. There are no arrangements or understandings with another person pursuant to which any of our executive officers or directors were selected as an executive officer or director.

13

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ending December 31, 2023, we compensated our executive officers and directors as follows (in thousands):

	Capacities in which compensation	Cash	Other	Total
	was received	Compensation	Compensation(2)	Compensation
Steve Fambro	Co-CEO/Director	$231	$24	$255
Chris Anthony	Co-CEO/Director	$234	$9	$243
Brian Snow (1)	Director	$89	$-	$89

(1)	Mr. Snow is no longer with the Company.

(2)	Other compensation includes employee benefits of health insurance.

During the fiscal year ended December 31, 2023, we had four directors; however, Brian Snow no longer serves as a director. During the fiscal year ended December 31, 2023, we compensated three of the directors in their capacity as directors in aggregate as follows: $554 thousand in cash compensation and $33 thousand in employee health benefits.

14

ITEM 4.	SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of March 27th, 2024, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of the Company’s voting securities or having the right to acquire those securities. The table assumes that all options have vested.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)(3)(4)
Class A Common Stock	Michael Johnson Properties, Ltd.	15,249,750	27.50%
Class A Common Stock	Chris Anthony	15,000,000	27.05%
Class A Common Stock	Steve Fambro	15,000,000	27.05%
Class A Common Stock	Patrick H. Quilter Trust	5,724,000	10.32%
Class A Common Stock	All executive officers and directors as a group (2 individuals)	30,000,000	54.09%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o Aptera Motors Corp., 5818 El Camino Real, Carlsbad, CA 92008.

(2)	Based on 55,460,996 shares of Class A Common Stock outstanding on March 27th, 2024.

(3)	No individual owns more than 10% of the Series B Preferred Stock.

(4)	This calculation is the amount the person owns now, plus the amount that person is entitled to acquire within 60 days of March 27th, 2024. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

ITEM 5.	INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

ITEM 6.	OTHER INFORMATION

None.

15

ITEM 7.	FINANCIAL STATEMENTS

APTERA MOTORS CORP. FINANCIAL STATEMENTS

As of December 31, 2023, and 2022 and for the Years then

Ended

APTERA MOTORS CORP.

16

Index to Financial

Statements

17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Aptera Motors Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptera Motors Corp. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative net cash used in operating activities, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

San Diego, California

April 1, 2024

We have served as the Company’s auditor since 2019.

F-1

APTERA MOTORS CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$16,967	$9,848
Restricted cash	-	927
Grant funds receivable	345	-
Merchant receivable	18	86
Prepaids and other	397	640
Current assets - discontinued operations	-	135
Total current assets	17,727	11,636
Deposits and other long-term assets	2,293	2,743
Property and equipment, net	14,670	11,411
Operating lease assets, net	2,901	11,765
Long-term assets - discontinued operations	-	2,364
Total assets	$37,591	$39,919

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,780	$2,312
Accrued liabilities	835	2,787
Unearned reservation fees	3,863	3,307
Current portion of lease liabilities and other current liabilities	915	1,640
Current liabilities - discontinued operations	-	192
Total current liabilities	10,393	10,238
Long-term lease liabilities, net	2,498	12,708
Other long-term liabilities	15	15
Total liabilities	12,906	22,961

Commitments and contingencies (Note 8)

Stockholders’ Equity
Preferred stock, par value $0.0001; 31,304,495 authorized; 11,164,183 shares issued and outstanding (Note 10)	1	1
Class A Common Stock, $0.0001 par value, 190,000,000 shares authorized, 55,460,996 and 55,714,810 shares issued and outstanding as of December 31, 2023 and 2022, respectively	6	6
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 12,301,047 and 8,862,872 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1	1
Additional paid-in capital	263,310	200,163
Subscription receivables	(814)	-
Accumulated deficit	(237,819)	(183,213)
Total stockholders’ equity	24,685	16,958
Total liabilities and stockholders’ equity	$37,591	$39,919

See accompanying notes to the consolidated financial statements.

F-2

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended	Year Ended
	December 31, 2023	December 31, 2022
Revenues	$-	$-

Operating Expenses:
General, selling, and administrative	33,008	20,845
Research and development	23,450	40,631
Total operating expenses	56,458	61,476

Operating loss	(56,458)	(61,476)
Other income	2,087	104
Change in fair value of SAFE liability	-	(20,356)
Loss before discontinued operations	(54,371)	(81,728)
Loss from discontinued operations, net of tax (Note 3)	(235)	(548)
Net loss attributable to Aptera common shareholders	$(54,606)	$(82,276)

Continuing operations weighted average loss per share of Class A and Class B common stock basic and diluted	$(0.82)	$(1.30)
Discontinued operations weighted average loss per share of Class A and Class B common stock - basic and diluted	$(0.00)	$(0.01)
Weighted average shares outstanding of Class A and B common stock - basic and diluted	66,290,726	62,906,411

See accompanying notes to the consolidated financial statements.

F-3

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share data)

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In	Subscriptions’	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
December 31, 2021	—	$—	54,304,631	$5	5,298,157	$1	$40,404	$(985)	$(100,937)	$(61,512)
Sale of common stock	—	—	1,159,092	1	3,116,400	—	38,943	985	—	39,929
Conversion of SAFEs	11,087,104	1	—	—	—	—	102,000	—	—	102,001
Sale of preferred stock	77,079	—	—	—	—	—	709	—	—	709
Stock issuance costs	—	—	—	—	—	—	(2,027)	—	—	(2,027)
Shares issued for services	—	—	—	—	448,315	—	5,981	—	—	5,981
Common stock issued to acquire Andromeda Interfaces, Inc.	—	—	251,087	—	—	—	2,310	—	—	2,310
Stock based compensation	—	—	—	—	—	—	11,843	—	—	11,843
Net loss	—	—	—	—	—	—	—	—	(82,276)	(82,276)
December 31, 2022	11,164,183	$1	55,714,810	$6	8,862,872	$1	$200,163	$—	$(183,213)	$16,958
Sale of common stock	—	—	—	—	3,230,147	—	33,917	(814)	—	33,103
Stock issuance costs	—	—	—	—	—	—	(1,767)	—	—	(1,767)
Shares issued for services	—	—	—	—	208,028	—	2,899	—	—	2,899
Sale of Andromeda Interfaces, Inc. subsidiary in exchange for Aptera common stock	—	—	(251,087)	—	—	—	(2,310)	—	—	(2,310)
Repurchase of shares	—	—	(2,727)	—	—	—	(29)	—	—	(29)
Stock based compensation	—	—	—	—	—	—	30,437	—	—	30,437
Net loss	—	—	—	—	—	—	—	—	(54,606)	(54,606)
December 31, 2023	11,164,183	$1	55,460,996	$6	12,301,047	$1	$263,310	$(814)	$(237,819)	$24,685

See accompanying notes to the consolidated financial statements.

F-4

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended	Year Ended
	December 31, 2023	December 31, 2022
Operating Activities From Continuing Operations
Net loss from continuing operations	$(54,371)	$(81,728)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities from continued operations:
Depreciation and amortization	449	252
Asset impairment	1,723	1,272
Gain on lease settlement	(431)	-
SAFEs issued for services	-	80
Change in fair value of SAFE liability	-	20,356
Stock based compensation	30,437	11,843
Common stock issued for services	2,899	5,981
Changes in operating assets and liabilities:
Grant funds receivable	(345)	-
Merchant receivable	68	(67)
Prepaids	243	165
Deposits and other long-term assets	450	-
Accounts payable	2,468	905
Accrued expenses	(1,952)	2,237
Unearned reservation fees	556	2,064
Operating lease assets and liability, net	(1,640)	1,311
Other long-term liabilities	-	15
Net cash used in operating activities from continuing operations	(19,446)	(35,314)
Investing Activities from Continuing Operations
Purchase of property and equipment	(5,431)	(11,305)
Net cash used in investing activities from continuing operations	(5,431)	(11,305)
Financing activities from Continuing Operations
Payments on debt instruments	-	(60)
Proceeds from SAFE agreements	-	53
Proceeds from sale of series B preferred	-	709
Proceeds from sale of common stock	33,103	39,929
Repurchase of shares	(29)	-
Common stock issuance costs	(1,767)	(2,027)
Net cash provided by financing activities from continuing operations	31,307	38,604
Discontinued Operations
Total used by operating activities	(238)	(545)
Total used by investing activities	-	-
Total used by financing activities	-	-
Decrease in cash from discontinued operations	(238)	(545)
Increase (decrease) in cash and cash equivalents	6,192	(8,560)
Cash, cash equivalents and restricted cash, beginning of year	10,775	19,335
Cash and cash equivalents, end of year	$16,967	$10,775

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-
Non-cash investing and financing activities:
Subscriptions’ receivable	$814	$-
Common stock issued to acquire Andromeda Interfaces, Inc.	$-	$2,310
Sale of Andromeda Interfaces, Inc. subsidiary in exchange for Aptera common stock	(2,310)	-
Conversion of SAFEs into preferred stock	$-	$102,001
Issuance of contractor SAFEs	$-	$80

See accompanying notes to the consolidated financial statements

F-5

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BUSINESS

The Company is developing a solar electric vehicle focused on efficiency. In 2023 we built out our supplier network, progressed production tooling and equipment, and worked to reduce the total capital required for volume production. We intend to enter into high-volume production of this vehicle in 2025, subject to many variables.

Aptera Motors Corp. (“Aptera” the “Company,” “we,” “us” or “our” and similar terms refers to Aptera Motors Corp. and its subsidiaries unless the context otherwise requires) was incorporated on March 4, 2019 (“Inception”) in the State of Delaware. On April 1, 2022, the Company entered into a Plan of Merger with Andromeda Interfaces, Inc., a California corporation (“AI”). Upon completion of the AI Plan of Meger, AI became a wholly-owned subsidiary of the Company. In April 2023, we sold AI back to the original founders (Note 3). In September 2023, the Company established the subsidiary company Aptera Motors Italia Srl, based in Modena, Italy.

Risks and Uncertainties

Our business is highly sensitive to domestic and global economic and business conditions as well as local, state, and federal government policy decisions. Several factors beyond our control could cause material fluctuations in our business and financial condition. In addition, we require a significant amount of capital to fund vehicle manufacturing, have a limited operating history and operate with small management and development teams that contain key employees. We also face significant barriers to market entry and competing technologies. At times, we have experienced constraints and volatility in our supply chain that resulted in increased costs to us. Furthermore, regulatory conditions are inherently uncertain, volatility in demand, and inflation of production and shipping costs. These conditions could affect the volatility of our business, our financial condition and our results of operations.

Going Concern and Management’s Plans

We have incurred losses from operations since inception and therefore require financing from external sources to continue as a going concern. We will incur significant costs to design, develop and manufacture our vehicles before we are able to generate revenue and therefore expect to continue to incur losses from operations for the foreseeable future. This raises substantial doubt about our ability to continue as a going concern. During the next 12 months, we plan to fund our operations with our current cash balance, sales of common stock through our Regulation A common offering and additional debt or equity financing as necessary. There are no assurances that we will be able to raise capital on terms acceptable to us. If we are unable to obtain enough additional capital, we may be required to reduce the scope of our development plans, which could harm our business, financial condition and operating results. The potential impact of these uncertainties are not reflected in the accompanying financial statements.

F-6

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Discontinued Operations

In February 2023, we determined that our infotainment display business AI met the held-for-sale and discontinued operations accounting criteria. Accordingly, the assets, liabilities, results of operations and cash flows of AI have been reported as discontinued operations for all periods presented. Unless otherwise indicated, amounts and activity in this Annual Report are presented on a continuing operations basis. See Note 3, “Discontinued Operations,” in the Notes to Consolidated Financial Statements for further information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. We use historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation.

F-7

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023, and 2022.

As of December 31, 2023, and 2022, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable and unearned reservation fees approximated their fair values.

The following are the classes of assets and liabilities measured at fair value:

	Fair Value Hierarchy as of December 31, 2023
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$15,402	$-	$-	$15,402
Total Assets	$15,402	$-	$-	$15,402

	Fair Value Hierarchy as of December 31, 2022
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$7,214	$-	$-	$7,214
Total Assets	$7,214	$-	$-	$7,214

F-8

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company measures the fair value of the Simple Agreements for Future Equity (“SAFE”) at their fair value on a recurring basis (see Note 7). The fair value of the SAFEs was determined based on Level 3 inputs as there are no observable direct or indirect inputs. The Company estimated the fair value of the SAFE liability based on the weighted probability of settling the SAFEs under the different settlement scenarios. The valuation employed the estimated fair value of the Company’s Common Stock, then applied a backsolve method, which utilizes the option pricing method (the Black-Sholes option pricing model), to calculate the implied enterprise value of the Company. The option pricing method treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities, as call options on the value of the Company’s equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. Significant inputs to the valuation of the SAFEs included the value of the Company’s common stock, estimated volatility of the Company’s common stock, estimated life and management’s estimate of the probability of settling the SAFEs under the possible settlement alternatives.

The following is a reconciliation of the opening and closing balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2023, and 2022 (in thousands):

Level 3 Liabilities
SAFEs, December 31, 2021	$81,512
Additions	80
Changes in fair value	20,356
SAFE Conversion	(101,948)
SAFEs, December 31, 2022	$-

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2023 and 2022, cash and cash equivalents contained $3.9 million and $3.3 million, respectively, of unearned refundable customer reservation fees.

Restricted Cash

As of December 31, 2022, restricted cash consisted of an unconditional and irrevocable letter of credit for a security deposit on a leased facility.

Merchant Receivable

Merchant receivables are amounts receivable from our merchant processor, which processes and collects funds for vehicle reservation transactions before remitting them to us. Merchant receivable is shown net of fees charged by our merchant processor.

Trade Accounts Receivable

We record trade accounts receivable at invoiced amounts, which do not bear interest. We review outstanding accounts receivable on a periodic basis for collectability and did not maintain an allowance for doubtful accounts as of December 31, 2023 and 2022. The entirety of the trade accounts receivable as of December 31, 2022 is aggregated in current assets - discontinued operations (Note 3).

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The estimated useful life of research and development equipment, other equipment, and construction in progress is five years, see Note 5.

F-9

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

For the year ended December 31, 2023 we recorded impairment charges totaling $1.7 million related to construction in progress assets as discussed further in Note 5 to our consolidated financial statements. For the year ended December 31, 2022 we recorded impairment charges totaling $1.3 million related to operating lease assets as discussed further in Note 6.

Capitalization of Software Costs

We capitalize costs incurred in the development of internal use software, during the application development stage to Property, plant and equipment, net on the consolidated balance sheets. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Such costs are amortized on a straight-line basis over its estimated useful life of three years.

Software development costs incurred in development of software to be sold, leased, or otherwise marketed, incurred subsequent to the establishment of technological feasibility and prior to the general availability of the software are capitalized when they are expected to become significant. Such costs are amortized over the estimated useful life of the applicable software once it is made generally available to our customers.

We evaluate the useful lives of these assets on an annual basis, and we test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. No impairment of capitalized software costs were recorded for the year ended December 31, 2023 and 2022.

Unearned Reservation Fees

Unearned reservation fee liabilities are recorded based on all funds we expect to collect on each transaction, including merchant processor fees charged. We maintain a separate money market account for all customer reservation fees collected.

Leases

The Company recognizes all operating leases on the balance sheet at the commencement date. This includes:

●	A right-of-use (ROU) asset representing the right to use the leased asset.
●	A lease liability representing the future lease payments discounted to present value.

Lease expense is recognized on a straight-line basis over the lease term, reflecting the benefit of using the leased asset.

We recognize a ROU asset at the commencement of an operating lease, representing the right to use the leased asset. The ROU asset is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The ROU asset is depreciated over the lease term, using the same depreciation method and useful life as the underlying leased asset, or if not readily determinable, using a straight-line method over the lease term.

We recognize a lease liability at the commencement of an operating lease, representing the obligation to make lease payments. The lease liability is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The lease liability is subsequently remeasured to reflect the present value of the remaining lease payments using the lessee’s incremental borrowing rate at the initial recognition date or the subsequent remeasurement date, if applicable. Interest expense is recognized on the lease liability using the effective interest method.

F-10

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, we accrue for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of December 31, 2023 and 2022, we had approximately $12.0 million and $10.0 million in open purchase orders, respectively.

Goodwill

Goodwill and other identifiable intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually, and more frequently if events and circumstances indicate that the asset might be impaired. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment.

Impairment of Goodwill and Long-lived Assets

Long-lived assets such as property and equipment and intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such cases, the carrying values of these assets are adjusted to their estimated fair value and assets held for sale are adjusted to their estimated fair value less estimated selling expenses.

Goodwill is tested for impairment when a triggering event occurs that indicates that the fair value of an entity or a reporting unit may be below its carrying amount. This determination consists of an optional qualitative assessment to determine whether the quantitative impairment test is necessary. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, further testing is unnecessary. If the qualitative assessment indicates that it is more likely than not that goodwill is impaired, the entity must perform the following quantitative test. First, the entity determines the fair value of a reporting unit and compares it with its carrying amount. Second, if the carrying amount of reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit by applying a purchase price allocation method. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

In accordance with U.S. GAAP, we have elected to simplify goodwill impairment testing by eliminating step two of the current impairment test, which requires the hypothetical application of the acquisition method to calculate the goodwill impairment amount.

No impairment goodwill impairment charges were recorded for the year ended December 31, 2023 and 2022, respectively. The entirety of the goodwill balance as of December 31, 2022 is aggregated in Long-term assets - discontinued operations (Note 3).

Debt – Economic Injury Disaster Loan Program (EIDL)

In the acquisition of Andromeda Interfaces, Inc., “AI”, the Company assumed an unsecured loan in the amount of $100,500 through its new wholly owned subsidiary under the Economic Injury Disaster Loan program or the “EIDL”. EIDL loans provide the necessary working capital to help small businesses survive until normal operations resume after a disaster. The entirety of the Debt balance as of December 31, 2022 is aggregated in Current liabilities - discontinued operations (Note 3).

F-11

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Simple Agreements for Future Equity (SAFE)

We have issued SAFE instruments in exchange for cash financing with outside investors and in exchange for work performed by independent contractors. In August 2022, we converted all SAFEs into shares of preferred stock.

We measured the fair value of the SAFE at their fair value on a recurring basis. The fair value of the SAFEs was determined based on Level 3 inputs as there are no observable direct or indirect inputs. We estimated the fair value of the SAFE liability based on the weighted probability of settling the SAFEs under the different settlement scenarios. The valuation method employed the estimated fair value of our Common Stock, then applied a backsolve method, which utilizes the option pricing method (the Black-Sholes option pricing model), to calculate an implied enterprise value. The option pricing method treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities, as call options on the value of our equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. Significant inputs to the valuation of the SAFEs included the value of our common stock, estimated volatility of our common stock, estimated life and management’s estimate of the probability of settling the SAFEs under the possible settlement alternatives.

Revenue Recognition

We recognize revenue when control of promised goods or services are transferred to a customer, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We apply the following five steps in order to determine the appropriate amount of revenue to recognize as we fulfill our contractual obligations: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. We generally invoice at the time delivery with payment due upon receipt of invoice.

As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

100% of revenue came from three customers during the year ended December 31, 2023 and 2022, respectively. All revenue recorded for the year ended December 31, 2023 and 2022 were for sales through the subsidiary and are included in Loss from discontinued operations, net of tax (Note 3). The loss of these customers did not have a significant impact on the Company’s financial statements.

California Energy Commission Grant

On February 15, 2023, we were awarded a $21.9 million grant from the California Energy Commission (“CEC”), to add critical capacity to accelerate scaled manufacturing. The grant has limits on the use of funds and is subject to compliance requirements. The CEC grant is part of the state’s ongoing effort to promote clean energy and reduce greenhouse gas emissions. The funding will be provided through the CEC’s Clean Transportation Program, which aims to accelerate the development and deployment of advanced vehicle technologies. The grant provides for the reimbursement of certain capital investments and operating costs primarily related to battery and solar applications, subject to milestone achievements. Reimbursement requests made by us are recorded as grant funds receivable and other income, net of a 10% retention amount, which CEC holds until there is evidence of project completion. We are required to complete the CEC project and use all funding by March 31, 2026. Completion of the project requires us to meet significant milestones in the future, the probability of which is uncertain. Therefore, we will record the retention amount only when it is determined to be reasonably collectible. Through December 31, 2023, the Company submitted reimbursement requests totaling $1.2 million under this grant, of which $86 thousand is retained by CEC. None of the retention amount has been recognized as other income.

F-12

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

Tax benefits from uncertain positions are recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

We are subject to tax in the United States (“U.S.”) and internationally and we file tax returns in the U.S. Federal jurisdiction, California state jurisdiction and Italy. We are subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.

Stock-Based Compensation

We account for stock-based compensation at the grant date, based on the calculated fair value of the award using the Black-Scholes Option Pricing Model. For time-based awards, stock-based compensation expense is recorded using the straight-line method over the employee’s requisite service period (generally the vesting period of the equity grant).

Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

Research and development costs are expensed as incurred and represent costs incurred to further new technologies, product design and technical capabilities.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk are cash, cash equivalents, and restricted cash. We hold cash in domestic financial institutions that are federally insured within statutory limits. At times, deposits exceed federally insured limits.

Concentration of Supply Risk

The Company is dependent on a few suppliers for capital equipment, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary equipment and components of its products according to the schedule and at prices, quality levels and volumes acceptable to the Company, or its inability to efficiently manage these components, could have a material adverse effect on the Company’s results of operations and financial condition.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company’s 2021 Stock Option and Incentive Plan.

As of December 31, 2023 and 2022, potentially dilutive securities outstanding were as follows:

	December 31, 2023	December 31, 2022
Preferred stock	11,164,183	11,164,183
Stock options	11,805,655	10,997,794
Potentially dilutive securities	22,969,838	22,161,977

For the years ended December 31, 2023 and 2022, we incurred a net loss for which the effects of our dilutive securities would be antidilutive and are therefore excluded from diluted net loss per share calculations.

Recent Accounting Pronouncements

The Company evaluates all Accounting Standard Updates (“ASUs”) issued but not yet effective by FASB for consideration of their applicability. ASU’s not included in the Company’s disclosures were assessed and determined to be not applicable and material to the Company’s consolidated financial statements or disclosures.

F-13

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – DISCONTINUED OPERATIONS

Acquisition of Andromeda Interfaces, Inc.

On April 1, 2022, we entered into a Plan of Merger (the “AI Merger”) with AI.

We completed the AI Merger on April 1, 2022 and acquired all issued and outstanding shares of AI. In accordance with the agreement all outstanding AI common stock was converted into rights to receive 251,087 of our Class A Common Stock for a total fair value of $2.2 million. In addition, former AI stockholders were awarded stock options under our 2021 Stock Option and Incentive Plan.

The AI Merger was completed as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Plan of Merger is a “plan of reorganization” within the meaning of the regulations under Section 368(a) of the Code and for the purpose of qualifying as a tax-free transaction for federal income tax purposes.

The AI Merger was accounted for as a business combination. As of December 31, 2022, goodwill was recorded to the extent that the purchase price exceeded the fair value of the assets acquired. We allocated the purchase price to the assets acquired and liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Purchase Price Allocation
Cash and cash equivalents	$28
Trade accounts receivable	23
Other assets	2
Goodwill	2,362
Accounts payable	(1)
Debt	(104)
Purchase price consideration	$2,310

During the first quarter of 2023, we determined that the infotainment display subsidiary AI met the held-for-sale and discontinued operations accounting criteria. Accordingly, we reported the held-for-sale assets and liabilities and the operating results of AI in discontinued operations as of December 31, 2022.

Due to amounts being immaterial in nature, certain discontinued operations disclosures have been omitted.

In April of 2023, we signed a settlement agreement where we agreed to assign all of our rights, title and interest in and to the capital stock of AI to each of the Andromeda Interfaces Founders (“AI Founders”) and the AI Founders, in return, agreed to assign all of their rights, title and interest in their shares of our common stock to us. The entirety of the share consideration that AI received in connection with the AI Merger, 251,087 shares of our Class A common stock was returned to us in connection with the settlement agreement. Net loss from discontinued operations was $53 thousand and the loss on disposal was $182 thousand, the total loss is recorded in loss from discontinued operations for the year ended December 31, 2023.

We own all of the rights, title, and interest in intellectual property established by the AI Founders from the inception of the AI Merger in April 2022 through the date of the settlement agreement in April 2023.

F-14

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – MERCHANT RECEIVABLE AND UNEARNED RESERVATION FEES

In December 2020, we launched our vehicle pre-order program using a third-party merchant processor. We record unearned reservation fees for vehicle pre-orders at the amount refundable to the customer. When vehicle pre-orders are processed through a merchant processor, the processing fees charged by the merchant processor are recorded as general and administrative expenses and the amount attributed to the vehicle pre-order is recorded as a merchant receivable. When the transaction clears and the merchant processor remits the funds to us, we record unearned reservation fees, gross of any fees to cover potential customer refunds.

The fees charged by the merchant processor of $23 thousand and $96 thousand for the years ended December 31, 2023 and 2022, respectively were recorded to general and administrative expenses. As of December 31, 2023 and 2022, the Company has a net amount receivable of $18 thousand and $86 thousand, respectively, from the merchant processor which is recorded as a merchant receivable.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of December 31, 2023 and 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Leasehold improvements	$694	$686
Computers, hardware and software	95	95
Research and development equipment	788	787
Other equipment	824	544
Construction in progress	12,986	9,568
	15,387	11,680
Less accumulated depreciation and amortization	(717)	(269)
Total property and equipment, net	$14,670	$11,411

Depreciation of property and equipment held for use amounted to $0.4 million and $0.3 million for the years ended December 31, 2023 and 2022, respectively.

Impairment of Construction in Progress

In December of 2023, we recorded charges for non-cash impairments related to construction in progress assets for $1.7 million related to changes in the battery manufacturing line. The asset impairment charge is included in research and development expenses as of December 31, 2023.

F-15

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – LEASES

We lease approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California. We record leases at lease commencement, which is the date when the underlying asset is made available for use by the lessor.

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

Our lease agreements do not provide an implicit borrowing rate and we have, therefore, used a benchmark approach to derive an appropriate incremental borrowing rate. We used companies of similar credit ratings and comparable credit quality to derive a benchmark incremental borrowing rate to discount lease liabilities through the remaining lease term.

Operating lease obligations are presented as follows on the consolidated balance sheets (in thousands):

	As of December 31, 2023	As of December 31, 2022
Operating lease assets, net	$2,901	$11,765

Current portion of lease liabilities and other current liabilities	915	1,640
Long-term lease liabilities	2,498	12,708
	$3,413	$14,348

The following table summarizes the contractual maturities of operating lease liabilities (in thousands):

As of December 31, 2023
2024	$1,156
2025	1,191
2026	1,227
2027	314
Total minimum lease payments	3,888
Imputed interest	(475)
Total minimum lease payments	$3,413

We recorded $2.0 million and $2.3 million as operating lease expense for the year ended December 31, 2023 and 2022, respectively. This expense is allocated to “General, selling, and administrative” and “Research and development” expenses in the Consolidated Statements of Operations.

F-16

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other information related to our lease obligations is as follows:

	As of December 31, 2023	As of December 31, 2022
Supplemental lease information
Weighted average remaining lease term (in years)	3.25	5.89
Weighted average discount rate	8.30%	8.30%

Supplemental cash flow information related to our lease obligations is as follows (in thousands):

	As of December 31, 2023	As of December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$3,766	$1,065
Leased assets obtained in exchange for new operating lease liabilities	$-	$15,144

Vista Building Lease Surrender Agreement

In December of 2022, we reassessed our production facility needs and began looking for sublease tenants for our Vista building lease. In determining whether our operating lease assets were impaired, we considered the intended future use of the assets, and our ability to sublease the facilities. Our projected future cash inflows from potential sublease income reflected this expectation. In order to determine whether an impairment existed, we compared all future cash outflows related to the lease for the underlying operating lease asset and compared this with our projected future cash inflows from sublease income. Our projections indicated that the future cash outflows exceeded the expected future cash inflows, resulting in the conclusion that the operating lease assets were impaired. We then discounted the projected deficit in each scenario using our estimated cost of capital to determine the amount of the impairment charge to record. We recorded charges for non-cash impairments related to certain of our operating lease assets for $1.3 million. The operating lease asset impairment charge is included in general, selling, and administrative expenses as of December 31, 2022.

In September 2023, we signed an early surrender agreement with the landlord, releasing us from our lease obligations. In exchange for the early surrender, we paid a cash settlement of $1.8 million and recorded a non-cash gain of $0.4 million in our consolidated statements of operations.

F-17

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SIMPLE AGREEMENT FOR FUTURE EQUITY (“SAFE”)

During the year ended December 31, 2022, the Company entered into SAFE agreements with various investors in exchange for cash proceeds totaling $52.5 thousand, no SAFE agreements we entered into during the year ended December 31, 2023. Also, during the year ended December 31, 2022, the Company entered into a SAFE agreement with certain independent contractor as compensation for the services performed by them, in the amount of $80 thousand. The agreements provide the investors (and independent contractors) certain rights to future equity in the Company under the terms of the SAFE agreements. The SAFE agreements have no maturity date and bear no interest. The terms of the SAFE agreements have materially consistent terms, except for differences in the “Valuation Cap” (as defined in the SAFE agreement) and discount rate.

The SAFE Agreements must be settled primarily upon the following events: (a) a qualified equity financing, as defined in the SAFE agreements (a “QEF”), (b) a change of control or initial public offering (a “Liquidity Event”), or (c) any other liquidation, dissolution or winding up of the Company (a “Dissolution Event”).

Upon a QEF, these SAFE agreements become convertible into shares of a special class of the Company’s preferred stock. The number of shares the SAFE agreements are convertible into is determined by the amount received from investors (or the value of services rendered by independent contractors) in the SAFE (the “SAFE Amount”), divided by the lower of (1) QEF, and (2) the price at which the Company issues shares in the QEF, multiplied by a discount rate (as stated in the SAFE agreement), which varies per agreement from 90% to 100%.

In the case of a Liquidity Event, SAFE holders are repaid, at their option, either (a) cash equal to their SAFE Amount, or (b) the number of common shares equal to the SAFE Amount divided by the price per share equal to the Valuation Cap divided by the number of shares of capital stock outstanding immediately prior to the Liquidity Event.

In the case of a Dissolution Event, the Company will first pay senior preferred stockholders any amounts due and payable to them in accordance with the Company’s certificate of incorporation, and then pay SAFE holders an amount to the SAFE Amount.

In addition, under certain SAFE agreements, the Company has the option to repurchase the SAFEs if it determines that it is likely that within six months from the date of determination that the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, at the greater of: a) SAFE Amount or b) the fair market value of the SAFE instrument as determined by a third-party valuation.

The SAFE agreements issued to investors and independent contractors are recorded as “SAFE liability” on the balance sheet, measured at fair value on a recurring basis. The change in the fair value of the SAFEs during the period is recorded as “change in fair value of SAFE liability” in the statement of operations.

The valuation of the SAFE liability as of December 31, 2022, which was performed by a third-party with the assistance of management, relied upon the fair market value of common stock as of December 31st, 2021 of $8.80 based on the Regulation A offering price on that date. The fair market value of common stock serves as an input for the Black-Scholes method, which utilizes the Option Pricing Method (OPM) to calculate the implied value of each security based on the recent transaction price.

This valuation method estimated the fair value of the SAFEs within the OPM, which treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities as call options on the value of the company equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. The OPM considers the various terms of the stockholder and SAFE holders upon liquidation of the enterprise, including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations. In addition, the method implicitly considers the effect of liquidation preferences as of the future liquidation date, not as of the valuation date.

An input to the OPM is volatility. To estimate volatility for the Company’s valuation specialist used the historical volatility of guideline public companies. A median volatility from the peer group was selected. Another input to the OPM is the Company’s expected time to exit. Lastly, each of the conversion events was probability-weighted based on management’s expectation for the probability of each outcome occurring as of the valuation date.

F-18

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On August 18th, 2022, the Company filed a Restated Certificate of Incorporation and completed the Sale and Issuance of Series B-1 Preferred Stock (the “Series B-1 Preferred Stock Sale”). This was a qualified equity financing event as defined in the SAFE agreements in NOTE 5 and all SAFE agreements were converted into shares of Series B-1 Preferred Stock. The number of shares the SAFE agreements converted into was determined by the “SAFE Amount”, divided by the “Original Issue Price” as described below in the Liquidation Preference section.

Prior to the closing of the “Series B-1 Preferred Stock Sale”, the Company authorized the sale and issuance to the Investors of shares of its Series B-1-A Preferred Stock (the “Series B-1-A Preferred Stock”), Series B-1-B Preferred Stock (the “Series B-1-B Preferred Stock”), Series B-1-C Preferred Stock (the “Series B-1-C Preferred Stock”), Series B-1-D Preferred Stock (the “Series B-1-D Preferred Stock”), Series B-1-E Preferred Stock (the “Series B-1- E Preferred Stock”), Series B-1-F Preferred Stock (the “Series B-1-F Preferred Stock”), and Series B-1-G Preferred Stock (the “Series B-1-G Preferred Stock”, and together with the Series B-1-A Preferred Stock, the Series B-1-B Preferred Stock, the Series B-1-C Preferred Stock, the Series B-1-D Preferred Stock, the Series B-1-E Preferred Stock, and the Series B-1-F Preferred Stock, the “Shares”) and (ii) the issuance of the shares of Common Stock to be issued upon conversion of the Shares (the “Conversion Shares”). The Shares and the Conversion Shares shall have the rights, preferences, privileges, and restrictions set forth in the Restated Certificate.

The aggregate amount of the SAFE liability was $0 as of December 31, 2023, and 2022. During the years ended December 31, 2023, and 2022, the change in the fair value of the SAFE liability was $0 and $20.4 million, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

We are subject to legal proceedings which arise in the ordinary course of business.

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery Automobile Co. Ltd. (“Chery”). The TLA enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how and data. In exchange, we agreed to pay a license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Furthermore, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million in four installments corresponding with the milestones set out in the TLA.

Through December 31, 2023, we paid $1.0M of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. During the year ended December 31, 2023, we amended the TLA to be limited to a fixed fee of $1 million in cash (the amount previously paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to transfer them to another shareholder.

F-19

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INCOME TAXES

We have capitalized start-up, research and development, and other costs for tax purposes that resulted in timing differences and deferred tax assets. A reconciliation of the U.S. federal statutory income tax rate of 21% to our effective income tax rate from continuing operations is as follows:

	December 31, 2023	December 31, 2022
Expected federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	8.5%	5.2%
SAFE liability change in FMV	0.0%	(5.2%)
Tax credits	2.8%	0.0%
Deferred tax adjustments	4.7%	1.2%
Change in valuation allowance	(37.0%)	(22.2%)
Income tax expense	0.0%	0.0%

Approximate deferred tax assets resulting from timing differences between financial and tax bases were associated with the following items (in thousands):

	December 31, 2023	December 31, 2022
Deferred tax assets
Capitalized start-up costs	$9,586	$4,538
Capitalized research and development costs	12,614	14,435
Stock compensation	13,201	4,741
Net operating loss carryforward	6,554	0
Intangible assets	158	0
Fixed assets	97	0
Other	198	0
Tax credit carryforward	2,467	939
Total deferred tax assets	44,875	24,653
Valuation allowance	$(44,875)	$(24,653)
Net deferred tax assets	-	-

F-20

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company is subject to tax in U.S. federal and state jurisdictions. As of December 31, 2023, the Company has unused U.S. federal and state net operating loss (NOL) carryforwards of approximately $23.4 million that may be applied against future taxable income. The state NOL carryforwards begin to expire in 2044. The U.S. federal NOL carryforward may be carried forward indefinitely, however are limited to 80 percent of taxable income. The Company has unused U.S. federal and California research and experimentation (“R&E”) tax credit carryforwards of approximately $1.5 million and $0.4 million, respectively. The U.S. R&E tax credit carryforward begins to expire in 2042. The California R&E tax credit carryforward does not expire.

The use of the Company’s NOL and R&E credit carryforwards may, however, be subject to limitations as a result of an ownership change. A corporation undergoes an “ownership change,” in general, if a greater than 50% change (by value) in its equity ownership by one or more five percent stockholders (or certain groups of non five percent stockholders) over a three year period occurs. After such an ownership change, the corporation’s use of its pre change NOL carryforwards and other pre change tax attributes to offset its post change income is subject to an annual limitation determined by the equity value of the corporation on the date the ownership change occurs multiplied by a rate determined monthly by the Internal Revenue Service.

If an ownership change occurs and if the Company earns net taxable income, the Company’s ability to use its pre change NOLs to offset U.S. federal and taxable income would be subject to these limitations, which could potentially result in increased future tax liability compared to the tax liability the Company would incur if its use of NOL carryforwards were not so limited. In addition, for state income, franchise and similar tax purposes, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase the Company’s state income, franchise, or similar taxes.

In accordance with ASC 740, “Income Taxes,” the Company recorded a valuation allowance to fully offset its deferred tax assets, because it is not more likely than not that the Company will realize future benefits associated with these deferred tax assets at December 31, 2023 and 2022. The valuation allowance increased by approximately $20.2 million and $18.1 million during the years ended December 31, 2023 and 2022, respectively, mainly due to increases in the NOL carryforward and other deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets at each interim and annual balance sheet date based upon actual and forecasted operating results.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense. The Company did not have any significant unrecognized tax benefits during the years ended December 31, 2023 and 2022. The Company files income tax returns in the U.S. federal jurisdiction and several U.S. States. The Company’s U.S. federal and state tax returns since 2020 and 2019, respectively, remain open to examination by the taxing authorities.

F-21

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

We have issued two classes of common stock, Class A Common Stock and Class B Common Stock. Shareholders of Class A common stock receive one vote per share owned and fractional shares may not be voted. Class B common stock is non-voting.

Preferred Stock

As of December 31, the number of shares of preferred stock authorized for issuance was 31,304,495. Preferred stockholders are entitled to certain preferences if an event, voluntary or involuntary, occurs requiring a liquidation of our assets (a “Liquidation Event”). If a Liquidation Event were to occur, preferred stockholders would have priority for any funds distributed to stockholders of the Corporation, plus declared but unpaid dividends. In a Liquidation Event, if the legally available funds to Preferred stockholders are insufficient to distribute the entirety of the liquidation preference balance, then funds will be distributed on a pro rata basis amongst the classes of Series B-1 Preferred Stock (see table below).

Holders of Series B-1 Preferred Stock also have preferential dividend rights, whereby we may not declare or pay dividends on Common Stock in amounts greater than those available to Series B-1 Preferred shareholders, unless the dividends on Common Stock are payable in Common Stock.

Shares of Series B-1 Preferred Stock are convertible, at the option of the holder, into shares of Class B Common Stock at the Original Issue Price, subject to adjustment (the “Conversion Rate”) in certain limited circumstances.

Series B-1 Preferred Stock will automatically be converted into shares of Class B Common Stock at the Conversion Rate upon the earlier of (i) the closing of a sale of the Company’s Common Stock in a firm commitment underwritten public offering that results in at least $75,000,000 of gross proceeds to this corporation, following which, its shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Holders of Series B-1 Preferred Stock are entitled to voting rights equal to holders of Class B Common Stock; however, holders of Class B Common have not been granted voting rights through the date of this filing.

The following table summarizes issuances of Series B Preferred Stock and associated liquidation preferences as of December 31, 2023 (dollar amounts in thousands):

	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series B-1-A Preferred Stock	$9.2000	217,391	77,079	$709
Series B-1-B Preferred Stock	0.2185	379,774	379,774	83
Series B-1-C Preferred Stock	0.2427	4,234,991	4,234,991	1,028
Series B-1-D Preferred Stock	0.3851	772,597	772,597	298
Series B-1-E Preferred Stock	0.4279	4,618,667	4,618,667	1,976
Series B-1-F Preferred Stock	0.4855	1,071,984	1,071,984	520
Series B-1-G Preferred Stock	8.8000	9,091	9,091	80
Series B-1 Preferred Stock	10.5000	20,000,000	-	-
Total Series B Preferred Stock as of December 31, 2023		31,304,495	11,164,183	$4,694

F-22

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In August 2022, we converted all SAFE investments to Series B-1 Preferred stock.

Class A Common Stock

We have authorized the issuance of 190,000,000 shares of our Class A common stock with $0.0001 par value. During the year ended December 31, 2023, the Company repurchased 251,087 shares of our Class A common stock at a weighted average price of approximately $10.50 per share in connection with the sale of AI (See Note 3). During the year ended December 31, 2022, the Company issued 1,159,092 shares of our Class A common stock at price of approximately $8.80 per share for gross proceeds of $10.2 million.

Class B Common Stock

We have authorized the issuance of 115,000,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights. During the year ended December 31, 2023, the Company issued 3,230,147 shares of our Class B common stock at a weighted average price of $10.50 per share for gross proceeds of $33.9 million. During the year ended December 31, 2022, the Company issued 3,116,400 shares of our Class B common stock at a weighted average price of $9.21 per share for gross proceeds of $28.7 million.

During the year ended December 31, 2023, the Company issued 208,028 shares in exchange for services totaling $2.9 million at a weighted average price of $10.50 per share. During the year ended December 31, 2022, the Company issued 448,315 shares in exchange for services totaling $4.1 million at a weighted average price of $9.20 per share.

We have engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and technology related functions in connection with our 1-A Class B Common Stock offering, but not for underwriting or placement agent services. This agreement provides for a 1% commission on all sales of Class B Common Stock. As of December 31, 2023, we were also engaged with Issuance, Inc. to perform marketing services for our 1-A Class B Common Stock offering. For sales on the Issuance Platform, in addition to the fee paid to Dalmore, we paid Issuance a monthly platform and service fee and payment processing fees ranging from 0.5%-4.0% of the value of the Class B Common Stock sold on the Issuance Platform. Fees paid to and accrued as of December 31, 2023, for Issuance, Inc. have been offset against additional paid-in capital as of December 31, 2023 and 2022.

In addition, we list our securities on the “Republic Platform,” a platform operated for the benefit of OpenDeal Broker LLC (“OpenDeal”). For sales on the Republic Platform, in addition to the fee paid to Dalmore, we paid OpenDeal a cash commission equal to 4.75% of the value of the Class B Common Stock sold on the Republic Platform and a non-cash commission in Class B Common Stock equal to 2% of the total number of Class B Common Stock sold in the Offering. The fee amounts are based on the maximum fees that broker-dealers could receive in the Offering. Fees paid to and accrued as of December 31, 2023, for Republic have been offset against additional paid-in capital as of December 31, 2023.

Offering costs for issuance of common stock amounted to $1.8 million and $2.0 million for the years ended December 31, 2023 and 2022, respectively.

F-23

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – STOCK-BASED COMPENSATION

Stock Option and Incentive Plan

In June 2021, our Board approved and we adopted the 2021 Stock Option and Incentive Plan (the “Plan”). The Plan allows us and any future subsidiaries to grant incentive and non-statutory stock options, and restricted stock awards to our employees, non-employee directors and consultants. The primary purpose of the Plan is to enable us to attract, retain and motivate our employees, non-employee directors and consultants.

The Plan is administered by a Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 19,000,000. The Committee has full discretion to set the vesting criteria. The exercise price of stock options granted may not be less than 100% of the fair market value of our common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan, was 7,194,345 and 8,002,206 as of December 31, 2023 and 2022, respectively.

Outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (aggregate intrinsic values in thousands):

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Balance at December 31, 2021	10,062,944	$3.87	$49,586,265	$3.21	9.5
Granted	2,928,643	9.11		7.04	9.3
Exercised	—	—
Cancelled	(1,993,793)	4.85		3.75
Balance at December 31, 2022	10,997,794	$5.15	$58,696,528	$4.28	8.8
Granted	1,791,441	10.13		8.29	9.4
Exercised	—	—		—	—
Cancelled	(983,580)	6.28		5.31
Outstanding and expected to vest at December 31, 2023	11,805,655	$5.81	$55,343,713	$4.81	8.0
Vested and exercisable at December 21, 2023	9,748,274	$5.60	$47,754,103	$4.65	7.9

F-24

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During 2023, the Company accelerated the vesting of 4,650,063 stock options for employees, directors and consultants for a total stock based compensation expense of $22.8 million.

The total fair value of stock options granted during the years ended December 31, 2023 and 2022, respectively was approximately $14.9 million and $20.5 million, respectively, which is recognized over the respective vesting periods. The total fair value of stock options vested during the years ended December 31, 2023 and 2022 was approximately $35.2 million and $9.2 million, respectively.

We estimate the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of our share price over the expected term, expected risk-free interest.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Weighted average risk-free interest rate	3.92%	2.61%
Weighted average expected volatility	103.3%	95.6%
Weighted average expected term (in years)	5.18	6.19
Expected dividend yield	0.0%	0.0%
Exercise price	$5.81	$5.15

The allocation of stock-based compensation expense for the years ended December 31, 2022 and 2021, was as follows (in thousands):

	Year Ended December 31, 2023	Year Ended December 31, 2022
General, selling, and administrative	$22,118	$7,910
Research and development	8,320	3,933
Total stock-based compensation	$30,438	$11,843

As of December 31, 2023 and 2022, the total unrecognized compensation cost related to outstanding time-based options was $7.6 million and $27.4 million, respectively, which is expected to be recognized over a weighted-average period of 2.49 and 2.78 years, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2023, we paid $89 thousand for investment advisory services provided by an ex-director of the Company.

NOTE 13 – SUBSEQUENT EVENTS Regulation A Investment

Subsequent to December 31, 2023, the Company has sold 711,001 shares of Class B common stock for gross proceeds of $7.5 million through its Regulation A offering.

The Company has evaluated subsequent events that have occurred through April 1st, 2024, which is the date that the financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

F-25

ITEM 8.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

		Incorporation by Reference
Exhibit Number		Form	File Number	Filing Date	Exhibit Number
2.1	Restated Certificate of Incorporation	1-U	24R-00472	August 31, 2022	8.1
2.2	Bylaws	1-A/A	024-11479	April 30, 2021	2.2
4.1	Form of Subscription Agreement Aptera	1-A POS	024-11479	August 10, 2023	4.1
4.2	Form of Subscription Agreement OpenDeal	1-A POS	024-11479	August 10, 2023	4.2
5.1	Form of Voting Agreement	1-A POS	024-11479	August 10, 2023	5.1
6.1	2021 Stock Option and Incentive Plan	1-K	24R-00472	May 2, 2022	6.1
6.2	Andromeda Interfaces Inc. Agreement and Plan of Merger and Settlement Agreement(*)	1-K	24R-00472	April 28, 2023	6.2
6.3	Chery Supply Agreement as amended	1-K	24R-00472	April 28, 2023	6.3
6.4	Option Agreement with Chris Anthony	1-K	24R-00472	May 2, 2022	6.4
6.5	Option Agreement with Jannies Burlingame	1-K	24R-00472	May 2, 2022	6.5
6.6	Option Agreement with Steve Fambro	1-K	24R-00472	May 2, 2022	6.6
6.7	Single Tenant Lease – Net between the Company and EV 2340, LLC	1-A POS	024-11479	July 13, 2022	6.7
6.8	Lease between the Company and H.G. Fenton Property Company	1-A POS	024-11479	July 13, 2022	6.8
8.1	Escrow Agreement	1-U	24R-00472	December 9, 2022	8.1
11.1	Consent of Independent Registered Public Accounting Firm	1-A	024-11479	March 9, 2021	11.1
11.2	Consent of Independent Auditor	1-A/A	024-11479	April 30, 2021	11.1
11.3	Consent of Independent Registered Public Accounting Firm	1-A POS	024-11479	August 8, 2022	11.1
11.4	Consent of Independent Auditor	1-A POS	024-11479	June 14, 2023	11.1
11.5	Consent of Independent Auditor	1-A POS	024-11479	July 20, 2023	11.1
11.6	Consent of Independent Auditor	1-A POS	024-11479	August 28, 2023	11.1

(*)	Portions of this exhibit have been omitted

18

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Chris Anthony
Co-Chief Executive Officer

Date: April 2, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Chris Anthony
Co-Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director

Date: April 2, 2024

/s/ Steve Fambro
Steve Fambro, Co-Chief Executive Officer, Director

Date: April 2, 2024

/s/ Doug Lui
Doug Lui, Director

Date: April 2, 2024

19